U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Watkins                           John                           W.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
101 California Street
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                                    (Street)

San Francisco                       California           94111
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Triton PCS Holdings, Inc. ("TPCS")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

February 2001
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5.   If Amendment, Date of Original (Month/Year)

March 9, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                   2/22/01         S               556,755     D      $30.48   2,022,017     I         (FNs 1
                                                                                                                           and 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                    2.                                                                                     Deriv-    of
                    Conver-                    5.                              7.                          ative     Deriv-   11.
                    sion                       Number of                       Title and Amount            Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying      8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities          Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)    of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------    Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount    ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or        Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number    ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of        (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date    Title      Shares     5)       4)       4)       4)
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
Class B
Non-Voting
Common                                                                        Class A
Stock               1 for 1   N/A     N/A  N/A  N/A   N/A     (FN 3)          Common Stock 8,210,827 N/A      8,210,827         D
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
Explanation of Responses:


(1) The amounts shown represent the beneficial ownership of the Issuer's securities by J.P. Morgan SBIC LLC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is a managing director of J.P. Morgan SBIC LLC. The amounts shown include 122,663 shares of Class A Common Stock held by Sixty Wall SBIC Fund L.P. The actual pro rata portion of beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including J.P. Morgan SBIC LLC's internal rate of return and vesting. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest in them.

(2) As a result of the merger of J.P. Morgan Incorporated and The Chase Manhattan Corporation on December 31, 2000, J.P. Morgan SBIC LLC became affiliated with J.P. Morgan Partners (23A SBIC), LLC, which owns 11,409,614 shares of Class A Common Stock of the Issuer. The reporting person disclaims beneficial ownership of those shares.

(3) Class B Common  Stock is  convertible  into Class A Common Stock either
(i) when it is transferred to anyone other than J.P. Morgan SBIC LLC or any of its affiliates or (ii) upon receipt by the Company of a written opinion of Counsel to the effect that the holder of the stock should not be considered an affiliate of the Issuer as defined by Rule 405 of the Securities Act of 1933 after giving effect to the conversion.





/s/ John W. Watkins                                           4/9/01
---------------------------------------------            -----------------------
   John W. Watkins                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.